UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Premier, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

74051N102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051N102	Page 2 of 6

1	Names of reporting persons Westwood Management Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 1,545,196
	6	Shared voting power 40,053
	7	Sole dispositive power 2,055,501
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,055,501
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.55%
12	Type of reporting person (see instructions) IA

CUSIP No. 74051N102	Page 3 of 6

Item 1(a)	Name of Issuer

Premier, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

13034 Ballantyne Corporate Place Charlotte, NC 28277

Item 2(a)	Name of Person Filing:

Westwood Management Corp.

Item 2(b)	Address of Principal Business Office or, if none, residence:

200 Crescent Court, Suite 1200
Dallas, Texas 75201

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities

Class A common stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

74051N102

CUSIP No. 74051N102	Page 4 of 6

Item 3.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a) Amount beneficially owned: 2,055,501.

(b) Percent of class: 5.55%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,545,196.

(ii) Shared power to vote or to direct the vote 40,053.

(iii) Sole power to dispose or to direct the disposition of 2,055,501.

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

CUSIP No. 74051N102	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 74051N102	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2015	By:	/s/ Tiffany B. Kice

Tiffany B. Kice
Chief Financial Officer